UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Kineta, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49461C 102

(CUSIP Number)

December 16, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49461C 102	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBI USA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 656,941
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 656,941
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,941
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 49461C 102	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBI Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 721,111
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 721,111
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 721,111
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 49461C 102	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daehan Green Power Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 100,409
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 100,409
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

Kineta, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

219 Terry Ave. N., Suite 300, Seattle, WA 98109

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Item 2(c).	Citizenship

This Statement on Schedule 13G is jointly filed by CBI USA, Inc. (“CBI USA”), CBI Co. Ltd. (“CBI Co”) and Daehan Green Power Corporation (“DGP”) (each a “Reporting Person” and, collectively, the “Reporting Persons”). CBI USA is a subsidiary of CBI Co.

The address of CBI USA is 3000 Western Avenue, Suite 400, Seattle, WA 98121. CBI USA is a Delaware corporation.

The address of CBI Co is 208, namdong-daero, namdong-gu, Incheon, Republic of Korea (21643). CBI Co is a Republic of Korea listed company.

The address of DGP is 23, Geurintekeu-ro, Yeonggwang-eup, Yeonggwang-gun, Jeollanam-do, Republic of Korea (57024). DGP is a Republic of Korea listed company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

49461C 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	☒	Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	As of the close of business on December 16, 2022:

CBI USA beneficially owns 656,941 shares of Common Stock, consisting of 618,214 outstanding shares directly held, plus an additional 38,727 shares that may be acquired pursuant to warrants that are exercisable within 60 days.

CBI Co is deemed to beneficially own 721,111 shares of Common Stock, consisting of the shares of Common Stock directly held or acquirable by CBI USA, its subsidiary, as described in the preceding paragraph, plus 55,871 outstanding shares directly held and an additional 8,299 shares that may be acquired pursuant to warrants that are exercisable within 60 days.

DGP beneficially owned 100,409 shares of Common Stock, consisting of 86,580 outstanding shares directly held, plus an additional 13,829 shares that may be acquired pursuant to warrants that are exercisable within 60 days.

CBI Co and DGP have overlapping board members, and the Chief Executive Officer of DGP is also the Chief Executive Officer of CBI USA and CBI Co. As a result of these relationships, the Reporting Persons may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934.

Except as set forth above, each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by any person other than such reporting Person.

(b)	Percent of Class:

As of the close of business on December 16, 2022, (i) CBI USA beneficially owns 7.9% of the outstanding shares of Common Stock, (ii) CBI Co. beneficially owns 8.6% of the outstanding shares of Common Stock (which is inclusive of the beneficial ownership of CBI USA) and (iii) DGP beneficially owns 1.2% of the outstanding shares of Common Stock.

The percentage is calculated based upon 8,317,798 shares of Common Stock outstanding as reported in the Issuer’s Form S-3, filed with the SEC on January 20, 2023 (plus the number of shares of Common Stock acquirable pursuant to warrants to the extent such shares are included in beneficial ownership of a such person).

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii)	sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4(a) and Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

CBI USA, Inc.

By:	/s/ Kyungwon Oh
Name:	Kyungwon Oh
Title:	Chief Executive Officer

CBI Co. Ltd.

By:	/s/ Kyungwon Oh
Name:	Kyungwon Oh
Title:	Chief Executive Officer

Daehan Green Power Corporation

By:	/s/ Kyungwon Oh
Name:	Kyungwon Oh
Title:	Chief Executive Officer